

Jeff Ploetner · 3rd in

Sr. Engineering Manager, Computer Vision and Robotics, Startup Advisor/Investor

San Diego, California · 336 connections · Contact info

CLICS CLiCS

University of Califor Diego

Experience

CLICS

Director of Engineering, Investor

CLiCS

Oct 2016 – Present · 4 yrs 1 mo

La Jolla, CA

ecoATM | gazelle

Sr. Manager, Software Engineering, Vision and Robotics

ecoATM

Oct 2010 – Present · 10 yrs 1 mo

San Diego, California

Responsible for visual and mechanical subsystems of ecoATM kiosks, including visual identification, visual inspection, fraud prevention, robotics, and mechanical stability. Worked with mechanical engineering contractors to develop the optics/vision system and robotics that is the core technology inside ecoATM kiosks. Developed computer vision and machi ...see mor

Co-Founder and CFO

RealGifts Inc.

Jun 2006 – Sep 2010 · 4 yrs 4 mos

San Diego, CA

Played many different roles as a founding membe

project and turned into a real venture with multipl
employees and contractors.

Hardware/Software Co-op/Intern

National Instruments
2001 – 2004 · 3 yrs
Austin, Texas

• Worked 6 work terms in a variety of different har
exposure to a variety of different technologies.
• Designed test systems, performed hardware anc
• Hardware and software design for data logging r

Education

University of California, San Diego

M.Eng., Electrical/Computer Engineering (Intellige
2004 – 2007

Jacobs Fellow, NSF Graduate Research Fellow.
Advanced Certificate, Technology Business Creati
Professional Certificate, Accounting (Extension, P
Specialized Certificate, Data Mining (Extension, Pa

The University of Texas at Austin

BSEE, Electrical/Computer Engineering (Robotics,
2000 – 2004
Activities and Societies: IEEE, Robotics Society, IT

Distinguished Engineering Scholar, Highest Honors, Summa Cum Laude

Licenses & certifications

QuickBooks Online Certification

Intuit
Issued 2016 · No Expiration Date

See credential

Advanced Certificate, Technology Business Creation

UC San Diego Extension
Issued 2006 · No Expiration Date

Skills & Endorsements

Computer Vision · 25

Endorsed by **16 of Jeff's colleagues at ecoATM Gazelle**

Image Processing · 23

Endorsed by **16 of Jeff's colleagues at ecoATM Gazelle**

Machine Learning · 15

Endorsed by **13 of Jeff's colleagues at ecoATM Gazelle**

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